





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOTAK MAHINDRA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 LEXINGTON AVENUE, 28TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GIJO JOSEPH
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

290 WEST MT. PLEASANT AVENUE	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIJO JOSEPH _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOTAK MAHINDRA, INC. _____, as of MARCH 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023

_____
Notary Public

_____
Signature

President & CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

KOTAK MAHINDRA, INC.

MARCH 31, 2020

TABLE OF CONTENTS



CITRIN**COOPERMAN**®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Kotak Mahindra, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, Kotak Mahindra, Inc. has changed its method of accounting for leases in April 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases.*

Basis for Opinion

This financial statement is the responsibility of Kotak Mahindra, Inc.'s management. Our responsibility is to express an opinion on Kotak Mahindra, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kotak Mahindra, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.CO
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



CITRINCOOPERMAN®
Accountants and Advisors

Emphasis of Matter

As discussed in Note 2 to the financial statement, subsequent to year end, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." Given the uncertainty of the situation, the duration of any business disruption and related financial impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as Kotak Mahindra, Inc.'s auditor since 2015.
Livingston, New Jersey
April 17, 2020

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2020

ASSETS

Cash and cash equivalents	$ 1,056,916
Receivable from affiliates	246,224
Other receivables	15,973
Certificates of deposit with banks	2,600,000
Office equipment, net of accumulated depreciation of $62,063	36,479
Investments, at fair value	28,485
Right of use asset	245,736
Prepaid expenses and other assets	106,842
TOTAL ASSETS	$ 4,336,655

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 467,580
Lease obligation	265,544
Payable to affiliate	14,649
Subordinated loans	3,000,000
Total liabilities	3,747,773

Commitments and Contingencies (Notes 8 and 9)

Stockholders' equity	
Common stock - $0.01 par value, authorized 2,000,000 1,530,621 shares issued and outstanding	15,306
Additional paid-in capital	744,516
Accumulated deficit	(170,940)
Total stockholders' equity	588,882
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,336,655

See accompanying notes to financial statements.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority-owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades for its foreign affiliates including listed equity trades executed on the Indian exchanges by its India affiliate, Kotak Securities ("KS"), under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports prepared by KS under the same Rule. Additionally, it engages in private placements for 3c7 funds in the U.S. that are available only to qualified purchasers and institutional investors. These funds are managed by its affiliates, Kotak Mahindra Asset Management (Singapore) Pte. Ltd. and Kotak Mahindra (International) Limited, Mauritius.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives for computers over three years, office equipment over five and furniture over seven years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of or all of the deferred tax assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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2. Summary of significant accounting policies (continued)

Income Taxes (continued)

of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect its assessment of unrecognized tax benefits will materially change over the next 12 months.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy. Money market funds and certificate of deposits approximate fair value due to the short-term nature of the investment. Investments in common stock and mutual funds that are freely tradeable on national stock exchanges are valued at their last reported sales price as of valuation date.

Use of Estimates

Preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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2. Summary of significant accounting policies (continued)

Employee Incentive

The Company grants to certain employees cash incentive bonuses. Such bonuses are initially measured in a certain number of shares of the Parent's stock and are valued at the fair value of the shares on the grant date. The bonuses are only payable to the employees in cash and their rights to the bonuses vest over a period of time. Unvested bonuses as of March 31, 2020, amounted to $405,171.

In addition, the Parent has an Employee Stock Option Plan ("ESOP") which allows certain employees of the Company to acquire shares of the Parent. The Company applies the Black-Scholes valuation method to compute the estimated fair value of the stock options and recognizes compensation expense, net of estimated forfeitures.

Recently Adopted Accounting Pronouncements

Effective April 1, 2019, the Company adopted Accounting Standard Codification ("ASC") Topic 842, *Leases* ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most leases.

The recognition, measurement and presentation of expenses and cash flows arising from a lease by a leasee, have not significantly changed from previous U.S. GAAP requirements.

On April 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The adoption of ASC 842 resulted in the recording of operating lease right of use asset of $333,895 and operating lease liability of $355,904 at April 1, 2019. During the year ended March 31, 2020, the Company did not enter into any additional leases.

The Company implemented ASC 842 using the modified retrospective approach. In addition, at April 1, 2019, there was no impact to stockholders' equity upon adoption.

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement is comprised of a real estate lease. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liability are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.00% incremental borrowing rate. Right of use assets also exclude lease incentives.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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2. Summary of significant accounting policies (continued)

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement, except as described below.

In calendar 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". Currently, the spread of this virus has not caused any significant business disruption for the Company while its employees work remotely. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

3. Fair value measurements

The Company's investments recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of March 31, 2020:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2020
Assets (at fair value)				
Investment in securities:				
Common stocks	$28,485	-	-	$28,485

At the beginning of the year, the Company had an investment in the Alps Kotak India Growth Fund for which Kotak Mahindra Asset Management (Singapore) Pte. Ltd., a subsidiary of the Parent, acts as a sub-advisor. During the fiscal year ended March 31, 2020, the Company sold all of its 15,940.06 units in Alps Kotak India Growth Fund.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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4. Related party transactions

Service Income	Amount Due
Kotak Securities Limited	$ 166,556
Kotak Mahindra Asset Management (Singapore) Pte. Ltd.	13,567
Kotak Mahindra (International) Ltd.	46,568
Total	$ **226,691**

Referral Fees	Amount Due
Kotak Mahindra (International) Ltd.	$ 16,620
Kotak Mahindra (UK) Ltd.	2,913
Total	$ **19,533**

Referral Fees	Amount Payable
Kotak Mahindra (UK) Ltd.	$ 14,649

The amount due from Kotak Mahindra (International) Ltd. is net of interest on subordinated loan payable to it.

5. Liabilities subordinated to claims of general creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. Of the $3,000,000 subordinated loan, $1,000,000 matures on June 16th, 2022 and with an interest rate of 2.79%. The remaining $2,000,000 matures on February 14, 2023 with an interest rate of 2.30%.

Subordinated debt can be withdrawn by the lender at the stated maturity dates or the Company can pay all or portion of the principal amount at any time subsequent to one year from the effective date of the agreement. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

6. Income taxes

At March 31, 2020, the Company had net operating loss carryforwards of approximately $4,300,000 and $6,700,000 for federal and state income tax purposes, respectively, which resulted in a deferred tax asset of approximately $1,466,000. The net operating loss carryforwards begin to expire in 2031. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these carryforwards, and therefore, a full valuation allowance has been recorded for federal and state purposes. The change in the valuation allowance for the year ended March 31, 2020, was approximately $108,000.

The effective rate differs from the statutory rate due to the change in the valuation allowance on the deferred tax asset.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and (k)(2)(ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2020, the Company's net capital was $3,135,089 which was $2,885,089 in excess of its required net capital of $250,000.

9. Commitments and contingencies

Office Space

The Company has entered into a lease for its facility in New York, which expires in October 2022.

As of March 31, 2020, the weighted average remaining lease term is 2.58 years and the weighted average discount rate is 4.00%. As of March 31, 2020, maturities of the outstanding lease liability for the Company were as follows:

2021	$106,055
2022	$109,238
2023	$64,825
Total	$280,118
Discount to present value	$ (14,574)
Lease Liability	$265,544

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

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9. Commitments and contingencies (continued)

Legal Matters

The Company was named as a co-defendant in multiple class action lawsuits and various individual actions related to an initial public offering ("IPO") in 2015 wherein the Company was one of the several underwriters. The complaints allege, among other things, that the offering material failed to disclose liquidity and debt issues being experienced by the sponsor of the IPO, thereby rendering its business model as not viable. Management of the Company joined with the underwriters group to vigorously defend its position. Additionally, the issuer of the IPO had granted each of the co-defendants indemnification from virtually all legal fees and any settlements that may result from these matters.

In August 2019, the issuer of the IPO reached a confidential settlement with the claimants who had opted out of the class action suit and had filed their own action against the issuer. Furthermore, on September 19, 2019, the issuer of the IPO reached agreement with the class plaintiffs on a revised settlement amount and the court preliminarily approved the modifications to the settlement on October 25, 2019. On February 25, 2020, the court entered an order approving the as-modified settlement on a final basis and dismissing the action and all claims asserted therein.

10. Concentrations of credit risk

From time to time, the Company maintains its cash and cash equivalents in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

11. Employee stock options

The Parent has an ESOP which allows certain employees of the Company to acquire shares of the Parent. Option awards generally vest based on an average of three years of continuous service. The fair value of options granted is recognized as compensation expense with a corresponding increase in equity and is spread over the period during which the employees become unconditionally entitled to the options. Options are forfeited if the employee leaves the Company before the options vest. The compensation expense recorded during the year for this amounted to $604.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Compensation costs are recognized over the requisite service period of the award.

Option-pricing models require the input of highly subjective assumptions, including the expected term of options, the expected price volatility of the stock underlying such options and forfeiture rate. The expected volatility is based on historical information for the Parent's publicly traded stock. The expected term is based on the stated life of the options granted. The risk-free rate for periods with the contractual life of the option is based on the estimated risk-free rate in India in effect at the time of grant.

A summary of the option activity under the ESOP as of March 31, 2020, and changes during the year then ended is presented below:

KOTAK MAHINDRA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

11. **Employee stock options (continued)**

	Shares
Outstanding at beginning of year	2074
Transferred in during the year	0
Exercised/Lapsed/Transferred out during the year	(2,074)
Outstanding at March 31, 2020	none
Exercisable at March 31, 2020	none